EXHIBIT 99.1

POET Technologies Announces Sampling of 200G FR4 Transmit and Receive Optical Engines for QSFP56 Transceivers for Cloud Data Centers and 5G Connectivity

TORONTO, July 06, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced sampling of its 200G FR4 Transmit (TX) and Receive (RX) Optical Engines. The Optical Engines are based on the POET Optical Interposer, a unique hybrid integration photonics packaging platform.

The Company has shipped samples to multiple lead customers through Super Photonics, its joint venture with Sanan IC, and expects the 200G FR4 TX and RX Optical Engines to be in production at Super Photonics by the end of 2022.

The 200G FR4 Transmit Optical Engine integrates four high-speed directly modulated lasers (“DMLs”) each operating at 50 Gigabits/second speed with a low-loss AWG (Arrayed Waveguide Grating)-based multiplexer that is monolithically integrated on the Optical Interposer. Monitor photodiodes are built into the Optical Engine for active power monitoring.

The 200G FR4 Receive Optical Engine integrates four high-speed photodetectors each operating at 50 Gigabits/second speed with a low-loss AWG (Arrayed Waveguide Grating)-based demultiplexer that is monolithically integrated on the Optical Interposer. A single mode optical fiber with LC connector is attached to the TX and RX Optical Engines for seamless integration in a 200GBASE-FR4 transceiver module.

“We see significant customer interest in 200GBASE-FR4 transceivers and are excited to start sampling our Optical Engines for this application,” said Raju Kankipati, VP of Product Line Management (PLM) at POET Technologies. “Our highly integrated Optical Engines will enable customers to offer cost effective and scalable 200GBASE-FR4 and 2x200GBASE-FR4 transceivers to cloud data center end customers. We, through our joint venture, Super Photonics, have started sampling multiple lead customers, who we expect to work closely with through their transceiver design completion phase.”

200G FR4 Transmit and Receive Optical Engine Key Features:

  Supports 200GBASE-FR4 (4x50Gbps) PAM-4 transmission
  Uncooled DFB lasers (CWDM wavelengths) and PIN photodetectors
  A low-loss AWG (Arrayed Waveguide Grating)-based quad-wavelength multiplexer and demultiplexer that are temperature independent and monolithically integrated into the optical waveguide layer of the Optical Interposer
  A small size form factor, which enables an 200GBASE-FR4 and 2x200GBASE-FR4 in a QSFP56 optical transceiver module
  LC connectorized single mode fiber attached to the engines

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About Super Photonics
Formed as a Joint Venture between POET Technologies Inc. and Xiamen Sanan Integrated Circuit Co., Ltd. (“Sanan IC”) in October 2020, Super Photonics Integrated Circuit Xiamen Co., Ltd. (“Super Photonics” or “SPX”) assembles, tests, packages and sells optical engines based on POET’s patented Optical Interposer (“OI") platform. SPX has established a facility for producing optical engines in Xiamen, China. With a team of engineering and operations staff and clean-room suites with the latest bonding, test and packaging equipment, SPX is engaged in process optimization, manufacture, customer sampling, marketing and sales of POET OI-based optical engines to optical transceiver module companies that supply the world’s leading cloud data center and telecom companies.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

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